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                              September 20, 2022

       David A. Zapico
       Chairman of the Board and Chief Executive Officer
       AMETEK, Inc.
       1100 Cassatt Road
       Berwyn, PA 19312

                                                        Re: AMETEK, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 14,
2022
                                                            File No. 001-12981

       Dear Mr. Zapico:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 14, 2022

       General

   1. Please expand your discussion to address the reasons you believe that your leadership structure is
appropriate, addressing your specific characteristics or circumstances. In your discussion, please also
address how the experience of your Lead Independent Director is brought to bear in
connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
 David A. Zapico
FirstName
AMETEK, LastNameDavid     A. Zapico
          Inc.
Comapany 20,
September NameAMETEK,
              2022        Inc.
September
Page 2    20, 2022 Page 2
FirstName LastName
3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program